ATRINSIC, INC.

One GRAND CENTRAL PLACE, SUITE 2319

NEW YORk, NEW YORK 10165

September 29, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

RE:	Atrinsic, Inc.
Form 10-12G
Filed July 2, 2014
File No. 000-51353

Dear Sirs:

This letter is being provided in response to your comment letter, dated September 9, 2014 (the “Comment Letter”), relating to Amendment No. 1 to the Registration Statement on Form 10-12G (the “Registration Statement”), filed August 18, 2014 by Atrinisc, Inc. (the “Company”). As per your request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ EDWARD GILDEA Edward Gildea, Chief Executive Officer